UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM 11-K



[ X ] ANNUAL  REPORT  PURSUANT  TO  SECTION  15(d)  OF THE  SECURITIES
      EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 1996



                                     OR


[   ] TRANSITION  REPORT  PURSUANT TO SECTION 15(d) OF THE  SECURITIES
      EXCHANGE ACT OF 1934 for the transition period from ______________ to _________________



                       Commission file number: 1-6179




                          HUCK INTERNATIONAL, INC.
                   RETIREMENT SAVINGS AND INVESTMENT PLAN





                             THIOKOL CORPORATION
                2475 Washington Blvd., Ogden, Utah 84401-2398

HUCK INTERNATIONAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN



Audited Financial Statements

December 31, 1996 and 1995










Report of Independent Auditors.........................................1

Statements of Net Assets Available for Benefits........................2

Statements of Changes in Net Assets Available for Benefits.............3

Notes to Financial Statements..........................................4

                       Report of Independent Auditors
                       ------------------------------


Compensation Committee
  of the board of Directors
Thiokol Corporation


We have audited the accompanying statements of net assets available for benefits of the Huck International, Inc. Retirement Savings and Investment Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts of disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.


                                                      /s/ Ernst & Young LLP

April 11, 1997

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
-----------------------------------------------

                                                                           December 31
                                                                    1996                   1995
                                                              -----------------      ----------------
ASSETS
  Investments, at fair value - Note C
    Fixed Return Fund                                            $12,406,133            $14,355,619
    Government Securities Fund                                       840,973                865,610
    Balanced Fund                                                  2,318,053              1,994,955
    Equity Index Fund                                              9,413,690              8,214,892
    International Equity Fund                                      1,391,383                686,710
    Aggressive Equity Fund                                         1,069,255              1,502,986
    Thiokol Corporation Stock Fund                                 5,942,552              4,339,338
                                                                 -----------            -----------
                                         TOTAL INVESTMENTS        33,382,039             31,960,110

  Loans to participants                                            1,367,013              1,599,031
  Accrued income receivable                                           84,461                120,266
                                                                 -----------            -----------
                                         TOTAL ASSETS             34,833,513             33,679,407

LIABILITIES
  Withdrawals payable                                                  7,909                 34,144
                                                                 -----------            -----------
                                         NET ASSETS AVAILABLE
                                           FOR BENEFITS          $34,825,604            $33,645,263
                                                                 ===========            ===========

See notes to Financial Statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
----------------------------------------------------------

                                                                            Year Ended December 31
                                                                          1996                   1995
                                                                     --------------         -------------

Contributions and investment income
  Company contributions                                               $ 1,054,706            $ 1,354,540
  Participant contributions                                             2,518,023              3,351,854
  Rollover contributions                                                  647,558              2,732,343
  Dividend income                                                         359,078                408,972
  Interest income                                                         831,073              1,249,038
                                                                      -----------            -----------

                                         TOTAL CONTRIBUTIONS AND
                                               INVESTMENT INCOME        5,410,438              9,096,747

Net gain on sale of plan assets - Note D                                1,819,194              1,157,494
Net unrealized appreciation in fair
  value of investments - Note C                                         1,377,316              2,170,570
Participant payments                                                   (7,468,978)           (13,483,444)
Administrative expenses                                                   (48,300)               (52,982)
Plan transfers                                                             90,671               (850,164)
                                                                      -----------            -----------

                                          NET INCREASE (DECREASE)       1,180,341             (1,961,779)

Net assets available for benefits at
  beginning of year                                                    33,645,263             35,607,042
                                                                      -----------            -----------

                                         NET ASSETS AVAILABLE FOR
                                          BENEFITS AT END OF YEAR     $34,825,604            $33,645,263
                                                                      ===========            ===========

See notes to Financial Statements.

HUCK INTERNATIONAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

General:
--------

Prior to 1996 both Huck and Space Services Unit employees participated in the Retirement Savings and Investment Plan for Space Services Unit Employees of Thiokol Corporation and Huck International, Inc. With the transfer of all Space Services Unit employees to Lockheed, only Huck employees remain in the Plan. As a result the Plan's name has been changed to the Huck International, Inc. Retirement Savings and Investment Plan (the
Plan).

All investments of the Plan are held in the Thiokol Corporation Master Savings Trust (the Trust) by The Northern Trust Company (the Trustee). The Trustee invests the assets of three employee retirement savings and investment plans of Thiokol Corporation (the Company) pursuant to instructions provided it by the investment managers The investment managers are appointed by the Compensation Committee of the Thiokol Board of Directors.

On January 1, 1995, the Company enhanced the Plan by converting to a daily valuation system. Under the daily valuation system, a Net Asset Value (NAV) is computed daily for each fund based on the current fair value of the fund's assets. The NAV of each fund was established at $10.00. A participant's fund balance is computed by multiplying the NAV by the number of units owned.

The Company's and participants' contributions, loans made to participants, repayments received from participants, and benefit payments or withdrawals are specifically identified for each plan. Income (loss) is allocated to the various plans based upon each plan's proportionate share of the fair value of the Trust's assets related to that income. Asset values in the Plan reflect the deduction of brokerage commissions, related transaction costs and other fees assessed by the various investment managers. Costs incurred by the Plan to administer the daily valuation system are allocated daily to each investment fund as a reduction of the NAV at an annual rate of fifteen one hundreths of one percent. All other Plan administrative and general expenses are paid by the Company.

Investments:
------------

There are seven investment options and one employee loan option under the Plan. Investment options are: the Fixed Return Fund, the Government Securities Fund, the Balanced Fund, the Equity Index Fund, the International Equity Fund, the Aggressive Equity Fund, and the Thiokol Corporation Stock Fund.

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Investments in the stock of the Company are recorded at fair market value as determined by the closing price on the New York Stock Exchange.

The investment managers for the Equity Index, Balanced, International Equity, and Aggressive Equity Funds provide the composite value of their respective funds on a daily basis to the Trustee based upon each investment's closing price from the appropriate exchange or closing bid prices from investment brokerage firms.

The Fixed Return and Government Securities Funds are valued at contract value, which represents periodic deposit amounts net of funds used to pay participants' withdrawals, plus credited interest at the contract rate. The interest rate for each contract is reviewed and may be adjusted semi-annually to reflect current interest rates. The stated interest rate has been adjusted for estimated contract transaction and plan administration costs.

Funds may be invested on a temporary basis in common trust funds. Participation units in common trust funds, comprised exclusively of short-term investments, are valued at par value, which is equal to redemption value.

Gain or loss on the sale of Plan assets is determined by utilizing an historical average unit cost of investments. Unrealized appreciation or depreciation is determined by the change in fair value for the twelve-month period.


NOTE B - DESCRIPTION OF THE PLAN

The Plan is a defined-contribution 401(k) plan established to provide eligible employees with an incentive to make systematic savings for retirement from current income through payroll deductions and to provide an opportunity to acquire an equity interest in the Company or to invest in one of the other six investment choices. All Huck International, Inc. employees except Kingston bargaining employees, are eligible to participate in the Plan. During 1995 all operations ceased at the Iuka, Mississippi Nozzle facility and the Space Services Unit of the Company. There are no longer any active employees from these two locations participating in the Plan, though some former employees have balances in the Plan.

NOTE B - DESCRIPTION OF THE PLAN

Participation in the Plan is voluntary. Participants may make contributions to the Plan for any whole percentage up to a maximum of 17% of base pay subject to limitations imposed by Federal Tax Regulations. The Company contributes an amount equal to 50% of the participants' base pay up to 8%, adjusted for any current forfeitures and reinstatement of prior forfeitures.

Company contributions are allocated among the investment funds in accordance with the participants' elections. Participants may transfer amounts from one investment fund to another subject to certain restrictions.

Information about the Plan's vesting and benefit provisions is contained in the booklet entitled Your Employee Benefits and is available from the Company's human resources department.

Active participants may obtain loans from the Plan. The maximum loan amount is subject to certain restrictions and each loan is secured by the participant's account balance. The interest charged on loans is based upon rates as determined by the Plan Administration Committee subject to Department of Labor regulations.

The Company has the right to terminate, amend, modify or suspend the Plan at any time. In the event the Plan is terminated, the entire value of the investment funds shall be applied for the exclusive benefit of participants, and no part of the funds will revert to the Company. Upon termination of the Plan, the Company will have no obligation to continue making contributions to the Plan.

NOTE C - INVESTMENTS

A description of the investment funds follows:

Fixed Return Fund:
------------------

This fund is managed by Connecticut General Life Insurance Company (CGLC), under a group annuity contract issued to the Trustee, which provides for a fixed rate of return. The stated annual rate of return was 5.50% and 5.75% for the first and second halves of 1996 respectively, and 5.10% and 5.50% for the first and second halves of 1995 respectively. The average yield for the fund was 5.63% and 5.30% for 1996 and 1995 respectively. The majority of Fund assets consist of intermediate-term investment grade corporate bonds.

The fund is maintained in a separate account to prevent the assets from being subject to the claims of the general creditors of CGLC.

Government Securities Fund:
---------------------------

This fund is managed by Metropolitan Life Insurance Company (Met) under a group annuity contract. The fund invests in intermediate-term United States Government and Government National Mortgage Association fixed income securities backed by the full faith and credit of the United States Treasury and in other highly rated short-term securities. The stated annual rate of return was 5.00% and 5.25% for the first and second halves of 1996 respectively, and 4.60% and 5.00% for the first and second halves of 1995 respectively. The average yield for the fund was 5.13% and 4.80% for 1996 and 1995 respectively.

The fund is maintained in a separate account to prevent the assets from being subject to the claims of the general creditors of Met.

Balanced Fund:
--------------

This fund is managed by the investment management firm of Dodge and Cox. The fund is invested in both common stocks and bonds. The value of investments can fluctuate due to general stock and bond market conditions as well as the performance of the individual securities in which the fund is invested. Investments in any single stock or bond issue, with the exception of United States government securities, are seldom in excess of 2% of total fund assets.

NOTE C - INVESTMENTS

Equity Index Fund:
------------------

This fund is managed by the Bankers Trust Company. The fund is invested primarily in common stocks and securities convertible into common stocks and in other similar types of equity investments which closely mirror the Standard and Poor's 500 Composite Stock Price Index. The value of investments can fluctuate due to general stock market conditions and the performance of the individual securities which comprise the Standard and Poor's 500 Composite Stock Price Index.

International Equity Fund:
--------------------------

This fund is managed by the investment management firm of Rowe Price -Fleming International. This fund is broadly diversified by investing in the equity securities of established foreign companies. Generally this fund is invested in over 300 stocks in more than 25 countries. This fund may invest in corporate and government debt securities, futures, options and enter into forward foreign currency exchange contracts. The fund is managed on a team basis by several portfolio managers that are each responsible for a geographic region. The portfolio managers are supported by more than 100 financial analysts. The value of this fund fluctuates with world stock and currency market conditions and the performance of the individual securities in the fund.

NOTE C - INVESTMENTS

Aggressive Equity Fund:
-----------------------

This fund is managed by the investment management firms of Peregrine Capital Management and Provident Investment Counsel. They began management of the fund on November 1, 1996, replacing Target Investors, Inc. (Target). The Company terminated its relationship with Target due to less than expected investment returns. During November 1996, the funds in Target were liquidated and transferred to the two new managers. As a result of the transfer, the fund under Target realized a net loss of $134,182, and the fund under the new managers recognized a realized gain of $87,101 resulting in a net realized loss of $47,081 for 1996 (See Note D).

This fund is invested in the common stocks of small, rapidly growing companies. A small growth company is one which is still in the early state of its life cycle, yet has demonstrated, or is expected to achieve, long-term earnings growth. Investments in any single stock rarely exceed 4% of total fund assets. The value of investments can fluctuate due to general stock market conditions and the performance of the individual securities in the fund.

Thiokol Corporation Stock Fund:
-------------------------------

This fund is invested primarily in Thiokol Corporation common stock. Its performance depends primarily upon the performance of the Company's stock. As with other stocks, the market value of this stock can fluctuate, and participants' investments in this fund can increase or decrease in value. Prior to the Plan being on a daily valuation system, the unit value used to determine a participant's account balance was shares of Company stock. With the conversion to a daily valuation system, the NAV is the unit used to determine a participant's account balance.

NOTE C - INVESTMENTS

During 1996 and 1995, the unrealized appreciation (depreciation) of the Plan's investments was as follows:


                                                          Appreciation
                                                         (Depreciation)
                                                         in Fair Value
                                                       During the Period           Fair Value                Cost
                                                      -------------------         ------------              ------
December 31, 1996:

  Fair value as determined by
    redemption or contract value:
      Fixed Return Fund                                                            $12,406,133            $12,406,133
      Government Securities Fund                                                       840,973                840,973
  Fair value as determined by
    quoted market prices:
      Balanced Fund                                      $  134,286                  2,318,053              2,069,012
      Equity Index Fund                                     971,010                  9,413,690              6,962,809
      International Equity Fund                              69,168                  1,391,383              1,260,705
      Aggressive Equity Fund                                (44,311)                 1,069,255              1,098,941
      Thiokol Corporation Stock Fund                        247,163                  5,942,552              3,900,055
                                                         ----------                -----------            -----------
                                                         $1,377,316                $33,382,039            $28,538,628
                                                         ==========                ===========            ===========

December 31, 1995:

  Fair value as determined by
    redemption or contract value:
      Fixed Return Fund                                                            $14,355,619            $14,355,619
      Government Securities Fund                                                       865,610                865,610
  Fair value as determined by
    quoted market prices:
      Balanced Fund                                      $  131,743                  1,994,955              1,863,212
      Equity Index Fund                                   1,745,494                  8,214,892              6,555,841
      International Equity Fund                              42,269                    686,710                644,441
      Aggressive Equity Fund                                (96,364)                 1,502,986              1,599,350
      Thiokol Corporation Stock Fund                        347,428                  4,339,338              2,568,537
                                                         ----------                 ----------             ----------
                                                         $2,170,570                $31,960,110            $28,452,610
                                                         ==========                ===========            ===========

NOTE D - CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS BY
INVESTMENT FUND

                                                                       Year Ended December 31, 1996
                                                       -------------------------------------------------------------
                                                              Fixed                Gov't
                                                             Return                Sec.               Balanced
                                                              Fund                 Fund                 Fund
                                                       --------------------   ----------------   -------------------

Contributions and investment
  income:

  Company contributions                                    $   320,261          $ 46,502             $   67,589
  Participant contributions                                    741,864           110,155                181,377
  Rollover contributions                                       261,291            73,389                 35,635
  Dividend income                                                                                        70,328
  Interest income                                              722,727            37,602                  5,109
                                                           -----------          --------             ----------
                              TOTAL CONTRIBUTIONS AND
                                    INVESTMENT INCOME        2,046,143           267,648                360,038

Net gain (loss) on sale of plan assets                                                                   70,118
Net unrealized appreciation
  (depreciation) in fair value of
  investments                                                                                           134,286
Participant payments                                        (3,651,984)         (300,546)              (825,860)
Administrative expenses                                        (18,607)           (1,057)                (3,018)
Plan transfers                                                  94,658                 -                   (327)
Participant transfers                                         (834,199)           29,035                604,426
                                                           -----------          --------             ----------

                              NET (DECREASE) INCREASE       (2,363,989)           (4,920)               339,663

Net assets available for benefits
  at beginning of year                                      15,265,892           878,360              2,043,638
                                                           -----------          --------             ----------

                             NET ASSETS AVAILABLE FOR
                              BENEFITS AT END OF YEAR      $12,901,903          $873,440             $2,383,301
                                                           ===========          ========             ==========


NOTE D - CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS BY
INVESTMENT FUND


                                                                    Year Ended December 31, 1996
                                       ----------------------------------------------------------------------------------
                                            Equity           Int'l          Aggressive         Company
                                            Index           Equity            Equity            Stock
                                            Fund             Fund              Fund             Fund             Total
                                        -------------    -------------    -------------    -------------    -------------

Contributions and investment
  income:

  Company contributions                  $  283,643       $   47,935        $   58,772      $   230,004      $ 1,054,706
  Participant contributions                 674,924          122,203           147,458          540,042        2,518,023
  Rollover contributions                    164,301           24,644            22,480           65,818          647,558
  Dividend income                           163,894           25,795            10,057           89,004          359,078
  Interest income                            26,724            4,201             4,565           30,145          831,073
                                         ----------       ----------        ----------      -----------      -----------

    TOTAL CONTRIBUTIONS AND
          INVESTMENT INCOME               1,313,486          224,778           243,332          955,013        5,410,438

Net gain (loss) on sale of plan assets      672,672           55,853           (47,081)       1,067,632        1,819,194
Net unrealized appreciation
  (depreciation) in fair value of
  investments                               971,010           69,168           (44,311)        247,163         1,377,316
Participant payments                     (1,615,836)        (261,895)         (268,050)       (544,807)       (7,468,978)
Administrative expenses                     (13,484)          (1,596)           (2,376)         (8,162)          (48,300)
Plan transfers                               (1,864)          (1,290)              183            (689)           90,671
Participant transfers                      (123,088)         602,182          (324,002)         45,646               -
                                         ----------       ----------        ----------      -----------      -----------

    NET (DECREASE) INCREASE               1,202,896          687,200          (442,305)      1,761,796         1,180,341

Net assets available for benefits
  at beginning of year                    8,608,193          780,893         1,575,731       4,492,556        33,645,263
                                         ----------       ----------        ----------      -----------      -----------

   NET ASSETS AVAILABLE FOR
    BENEFITS AT END OF YEAR              $9,811,089       $1,468,093        $1,133,426      $6,254,352       $34,825,604
                                         ==========       ==========        ==========      ==========       ===========

NOTE D - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY
INVESTMENT FUND

                                                                       Year Ended December 31, 1995
                                                       ---------------------------------------------------------
                                                            Fixed                Gov't
                                                           Return                Sec.                Balanced
                                                            Fund                 Fund                  Fund
                                                       -----------------   ----------------      ---------------

Contributions and investment
  income:

  Company contributions                                 $   605,300            $ 43,248            $   46,719
  Participant contributions                               1,506,692             100,358               116,219
  Rollover contributions                                  1,262,169              76,154               362,968
  Dividend income                                                                                      49,030
  Interest income                                         1,131,270              45,155                 2,591
                                                        -----------            --------            ----------

                  TOTAL CONTRIBUTIONS AND
                        INVESTMENT INCOME                 4,505,431             264,915               577,527

Net gain on sale of plan assets                                                                        33,876
Net unrealized appreciation
  (depreciation) in fair value of
  investments                                                                                         131,743
Participant payments                                     (9,077,480)           (351,198)             (302,818)
Administrative expenses                                     (28,727)             (1,317)               (1,432)
Plan transfers                                             (618,735)             (9,030)               (3,481)
Participant transfers                                    (2,638,631)            125,025             1,608,223
                                                        -----------            --------            ----------

                  NET (DECREASE) INCREASE                (7,858,142)             28,395             2,043,638

Net assets available for benefits
  at beginning of year                                   23,124,034             849,965                   -
                                                        -----------            --------            ----------

                 NET ASSETS AVAILABLE FOR
                  BENEFITS AT END OF YEAR               $15,265,892            $878,360            $2,043,638
                                                        ===========            ========            ==========

                                                                    Year Ended December 31, 1996
                                       ----------------------------------------------------------------------------------
                                            Equity           Int'l          Aggressive         Company
                                            Index           Equity            Equity            Stock
                                            Fund             Fund              Fund             Fund              Total
                                        -------------    -------------    -------------    -------------     -------------
Contributions and investment
  income:

  Company contributions                  $  329,809        $ 47,423         $   52,790       $  229,251        $ 1,354,540
  Participant contributions                 830,560         121,409            136,309          540,307          3,351,854
  Rollover contributions                    453,223         138,577            342,253           96,999          2,732,343
  Dividend income                           241,419          26,672               -              91,851            408,972
  Interest income                            34,086           4,790              5,095           26,051          1,249,038
                                         ----------        --------         ----------       ----------        -----------

           TOTAL CONTRIBUTIONS AND
                 INVESTMENT INCOME        1,889,097         338,871            536,447          984,459          9,096,747

Net gain on sale of plan assets             550,957          52,522             92,150          427,989          1,157,494
Net unrealized appreciation
  (depreciation in fair value of
  investments                             1,745,494          42,269            (96,364)         347,428          2,170,570
Participant payments                     (2,566,910)       (409,326)          (289,249)        (486,463)       (13,483,444)
Administrative expenses                     (12,048)         (1,236)            (1,844)          (6,378)           (52,982)
Plan transfers                             (162,513)         (1,210)            (2,592)         (52,603)          (850,164)
Participant transfers                      (463,540)        759,003          1,337,183         (727,263)              -
                                         ----------        --------         ----------       ----------        -----------

           NET (DECREASE) INCREASE          980,537         780,893          1,575,731          487,169         (1,961,779)

Net assets available for benefits
  at beginning of year                    7,627,656            -                 -            4,005,387         35,607,042
                                         ----------        --------         ----------       ----------        -----------

          NET ASSETS AVAILABLE FOR
           BENEFITS AT END OF YEAR       $8,608,193        $780,893         $1,575,731       $4,492,556        $33,645,263
                                         ==========        ========         ==========       ==========        ===========


NOTE E - INCOME TAX STATUS

The Company has received a favorable letter of determination from the Internal Revenue Service stating that the Plan qualifies under section 401 and the Trust is exempt from tax under section 501(a) of the Internal Revenue Code (IRC). The Plan is required to operate in conformity with the IRC to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that would adversely affect the Plan's qualified status. Participants are not subject to income tax on Company contributions or income credited to their accounts until such time as these amounts are distributed.


NOTE F -  QUARTERLY NET ASSET VALUE INFORMATION

The investment fund NAV at the end of each quarter for 1996 and 1995 was as follows:

                                          March 31          June 30          Sept 30           Dec 31
                                       --------------   ---------------  ---------------  ---------------
Calendar Year 1996

  Fixed Return Fund                        10.6708           10.8135          10.9622          11.1209
  Government Securities Fund               10.6097           10.7396          10.8787          11.0196
  Balanced Fund                            13.1734           13.4550          13.7435          14.6521
  Equity Index Fund                        14.4606           15.0990          15.5518          16.8403
  International Equity Fund                11.8484           12.3096          12.3838          12.9706
  Aggressive Equity Fund                   10.4971           10.8888          10.4508          10.5032
  Thiokol Corporation Stock Fund           15.5724           14.0127          16.5682          15.7884


Calendar Year 1995

  Fixed Return Fund                        10.1762           10.3031          10.4429          10.5299
  Government Securities Fund               10.1619           10.2773          10.4047          10.4827
  Balanced Fund                            10.7836           11.6447          12.2787          12.7871
  Equity Index Fund                        11.1327           12.1974          13.1570          13.7356
  International Equity Fund                 9.9686           10.4582          10.9479          11.2173
  Aggressive Equity Fund                   10.5847           11.6723          13.0732          11.1457
  Thiokol Corporation Stock Fund           10.6422           11.3253          13.3508          12.0976


                                   Exhibit

                       Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-10316) pertaining to certain Retirement Savings and Investment Plans of Thiokol Corporation of our report dated April 11,1997, with respect to the financial statements of the Huck International, Inc. Retirement Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1996.


                                                      /s/ Ernst & Young LLP



Salt Lake City, Utah
June 20, 1997

                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                HUCK INTERNATIONAL, INC. RETIREMENT SAVINGS
                                                        AND INVESTMENT PLAN




                                        /s/ Richard L. Corbin
Date:  June 20, 1997                    -----------------------------------
                                        Richard L. Corbin, Senior Vice
                                        President and Chief Financial
                                        Officer for the Plan Administrative
                                        Committee